April 17, 2012

H. Roger Schwall

Assistant Director

Caroline Kim

Staff Attorney

Laura Nicholson

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Northumberland Resources, Inc.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed March 13, 2012

File No. 0-54034

Dear Mr. Schwall;

The following are the Company’s responses to your comment letter dated April 4, 2012. Amendment No. 1 to Preliminary Information Statement on Schedule 14C

General

1. We note your response to prior comment 2 and your reference to Rule 14a-2(b)(2). That rule requires that the solicitation be made “otherwise than on behalf of the registrant” and that no more than ten persons be solicited. Please tell us the following:

•	Who conducted the solicitation, and why it was not on behalf of the company;

Wannigan Consulting Corp. a 4.7% shareholder conducted the solicitation of International IR, Inc. also a 4.7% shareholder, Celtic Lyon, Ltd. a 6.5% shareholder, Chancery Lane Investment Group, Inc. a 6.5% shareholder and I Quest, Inc. a 32.8% shareholder to its idea of amending the Articles to allow Preferred with 100 to 1 voting and conversion rights and then informed the president of Northumberland, FortunatoVillamagna, that this voting block was proposing and wished to vote for such amendment.

•	The identity of the persons solicited and their affiliation to the company. It is not clear what you mean by “prior business associations” in your response.

Please see above. All of the entities listed have had previous business relationships not related to Northumberland.

Purpose of Stockholder Action, page 3

2. We note your “plans to have several affiliates” convert their common shares into preferred shares. Expand your disclosures to:

•	Clarify how you “plan” to have these persons convert their common shares;

The disclosure has been amended to reflect that the Company will request conversion.

•	Discuss any plans, arrangements, or understandings of these persons to convert theircommon shares; and

None.

•	Identify the “several affiliates.”

The Company intends to request conversion of the following:

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares Owned
FortunatoVillamagna	400,000	0.2%
International IR, Inc.	7,200,000	4.7%
Peter Hewitt	400,000	0.2%
Chancery Lane Investment Group, Inc.	10,000,000	6.5%
I-Quest, Inc.	50,000,000	32.8%
Wannigan Consulting Corp.	7,200,000	4.7%
CelticLyon Ltd.	10,000,000	6.5%

Total	85,200,000	52.8%

Financial Statements and Other Financial Information, page 5

3. We note your response to prior comment 7, and reissue such comment. In that regard, wenote that you have not provided the updated information required by Item 13(a) of Schedule 14A, including updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X. For example, your amended filing should include or incorporate by reference financial statements for your fiscal year ended December 31, 2011.

December 31, 2011 financial statements included by reference to the 10K filed April 16, 2012.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ FortunatoVillamagna

FortunatoVillamagna, CEO

Northumberland Resources, Inc.